October 27, 2008

Mr. Stephen F. Ayers
Variable Products Security Counsel
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

    Re: Nationwide VLI Separate Account 4
                    Initial Registration on Form N-6 (File No. 333-153343)

Dear Mr. Ayers:

    The Staff has reviewed the above-referenced initial registration statement, which the Commission received on September 5, 2008. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. ***Summary: Policy Benefits (pp. 4-5).*** Per Rule 421, specifically subsections (b)(3), (b)(4), (c), (d)(1), (d)(2)(v), please rewrite the following portions of the Summary: "Determining Your Policy Charges," "Banded Charges," "Additional Policies Purchased as Part of the Same Single Case," and "Determining the Single Case Allowable Premium Band for Additional Policies Issued as Part of the Same Single Case."

2. ***Disclosure Generally.*** Throughout the prospectus, the disclosure describes both the specific policy offered and the purchase of multiple policies at once (currently defined as a "Single Case"). Some sections are confusing because it is not clear whether the disclosure applies to each policy individually or the policies as a whole. Please clarify throughout. Also, please consider using a term that is more understandable than "Single Case."

3. ***Fee Tables: Per Policy or Per Single Case? (pp. 8-12).*** The presentation of the charge bands is confusing. Please clarify that the figures for each band show the charges an employer will pay for each individual policy based on the band corresponding to the allowable premium for that contract plus all the other contracts in the same Single Case. As presented, a reader could view the figures as the employer's cost per Single Case regardless of the number of policies purchased. Please clarify.

4. ***Fee Tables: Format (pp. 8-12).*** Please revise the fee table format to preserve the column headers on each page and ensure the reference in the first column lines up with the appropriate charge. Also, for visual clarity, please consider identifying the Band number and Single Case Allowable Premium ("SCAP") range in the Amount Deducted column header. Please round all figures (e.g., the Base Specified Amount Charge) to the nearest hundredth. See General Instruction 1(a) to Item 3 of Form N-6. For annual charges that are deducted monthly, the maximum figure should reflect the sum of the highest possible monthly charges. Please review the charges associated with Footnote 5 and amend accordingly. For charges stated as a percentage, please make clear the value to which each percentage applies.

5. *Fee Tables: Footnotes 3 & 4 (p. 12).* Page 19 states that issue age must be between 18 and 79; however footnotes 3 and 4 assume a maximum charge based on an issue age of 85. Please revise or explain. If a higher issue age is permitted in certain states, please indicate this in your response letter. Also, as a general reminder, please remove any unnecessary text in the footnotes.

6. *Purchasing a Policy (p. 19).* Please bold or otherwise call attention to the last two sentences in the second paragraph under this header.

7. *Policy Charges: Multiple Policies & Single Case (pp. 23-24).* If correct, please specifically state that a policy's charge band will remain the same even if the Single Case Allowable Premium no longer falls within that band due to policy transactions (e.g., increases/decreases in Base Specified Amount, Death Benefit option changes, etc.). If incorrect, please modify the second to last paragraph above "Premium Load" (p. 24), and describe the exceptional situations.

8. *Base Policy Cost of Insurance (pp. 25-26).* Please explain how decreases in Base Specified Amount affect the Cost of Insurance charges.

9. *Rider Specified Amount Charge (pp. 31-32).* The formula showing how the blended charges are calculated appears to be missing. Please present the actual equation showing the abbreviations for each variable at the top of page 32 in-between the "RSAC =" line and the line that begins, "[u]sing this formula...."

10. *Loan Amount and Interest Charged (p. 33).* The second paragraph refers to a current interest rate charge as low as 2.00%; however, the related disclosure indicates that the lowest rate currently charged is 2.10% after the 30th policy year. Please reconcile this discrepancy.

11. *Appendix B: Definitions (pp. 58-60).* Please define the word "Policy." Also, in the body of the prospectus, please explain how "amounts, if any, attributable to Section 1035 exchanges," are factored into a Single Case Allowable Premium. For example, if a contractowner invokes the change of insured rider and a 1035 exchange results, is the related premium subject to a new Single Case Allowable Premium calculation as "new" policy?

12. *Appendix C: Blending Examples of Policy Charges (p. 61).* Please provide these examples in a pre-effective amendment for the Staff's review.

13. *Required Item 26 Exhibits and Miscellaneous Issues (SAI & Part C).* Pursuant to Items 14 and 24 of Form N-6, please file the required financial statements of the Registrant and Depositor. The pre-effective amendment also should include any exhibits and other required disclosure not included in this registration statement.

*   *

     Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

     Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions about these comments to the Nationwide Marathon CVUL initial registration statement, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products